Stephen A. Van Oss Senior Vice President and Chief Financial and Administrative Officer Phone: (412) 454-2271 Fax: (412) 454-2477 E-mail: svanoss@wesco.com
SUBMITTED VIA EDGAR
SENT VIA FIRST-CLASS MAIL
September 18, 2007
Perry J. Hindin, Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-6010
RE:	WESCO International, Inc. Definitive 14A Filed April 18, 2007 File No. 001-14989
Dear Mr. Hindin:
This letter confirms today’s conversation between you and Marcy Smorey-Giger in which you agreed to grant WESCO International, Inc. a ten day extension to file WESCO’s responses to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated August 21, 2007, with respect to WESCO’s 2007 Definitive 14A Proxy Statement. The extra time for WESCO to submit its responses will allow an opportunity for consideration by WESCO’s Board of Directors and Committees.
Accordingly, WESCO’s responses will be submitted on or before October 1, 2007.
Please contact me at (412) 454-2271 or Marcy Smorey-Giger at (412) 454-2222 should you have any questions or concerns.
Sincerely,
/s/ Stephen A. Van Oss
Stephen A. Van Oss
cc:	Roy W. Haley, Chairman and Chief Executive Officer Timothy A. Hibbard, Corporate Controller Marcy Smorey-Giger, Corporate Counsel and Secretary
WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122